UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

ICL GROUP LTD.

1.	S&P Reaffirms ICL’s BBB- Rating with a Stable Outlook

Item 1

S&P Reaffirms ICL’s BBB- Rating with a Stable Outlook

The Company hereby reports that S&P has reaffirmed the company’s Long-Term Issuer Default Rating at BBB- with a Stable Outlook. In addition, S&P reaffirmed the Israeli local rating at ilAA with stable outlook.

The Global rating report is attached.

ICL Group Ltd.

Primary Credit Analyst:
Lucas Hoenn, London + 44 20 7176 8597; Lucas.Hoenn@spglobal.com

Secondary Contact:
Sivan Mesilati, RAMAT-GAN + 97237539735; Sivan.Mesilati@spglobal.com

Table Of Contents

Credit Highlights

Outlook

Our Base-Case Scenario

Company Description

Peer Comparison

Business Risk

Financial Risk

Liquidity

Covenant Analysis

Environmental, Social, And Governance(ESG) Group Influence

Issue Ratings - Ratings Score Snapshot

Related Criteria

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ICL Group Ltd.

 Credit Highlights

Overview

Key strengths	Key risks
One of the leading global potash producers and the largest global bromine producer.	Cyclical and competitive nature of the fertilizer industry.
Competitive advantage from mining in the Dead Sea, which provides access to unique high-quality raw materials, logistical benefits, proximity to ports, and a more favorable cost position for potash and bromine than peers.
Exposure to regulatory changes and political pressure in Israel pertaining to extending the Dead Sea mining concession, which is valid until 2030.
Sound global demand for fertilizer products is supporting current high prices and the industry has proven relatively resilient to the COVID-19-related recessionary macroeconomic environment.	Large nondiscretionary capital expenditure (capex) requirements at the Dead Sea concession.
Synergies between manufacturing processes for different specialty chemicals products, which provide added value.	Some exposure of the bromine segment to cyclical end markets such as oil and gas, auto, and construction.
Prudent financial policy and adequate liquidity.

S&P Global Ratings forecasts that ICL Group Ltd. (ICL)'s performance will improve in 2021, with adjusted debt to EBITDA of about 2.9x-3.1x, from 3.3x in 2020, a level we deem commensurate with the rating. We anticipate that ICL's revenue will increase to $5.9 billion-$6.0 billion in 2021, from $5.0 billion in 2020. This reflects additional volumes of bromine products and potash, the benefit from two recent bolt-on acquisitions in Brazil, along with tight conditions across fertilizer markets leading to high prices for potash and phosphate.

Our revenue forecast factors in the ongoing high prices for potash and phosphate, which we see as reflective of above-midcycle conditions. We believe tight market conditions are set to continue over 2021 and into 2022, supported by strong demand for fertilizers, which is driven by sound agriculture fundamentals. Demand for fertilizer products and high prices in the potash market are currently supported by robust agriculture demand globally and strong prices of agriculture commodities that help increase farmers' incomes. We anticipate that robust demand will outpace supply, notably from the capacity additions from EuroChem Group AG. The magnitude of additional supply beyond 2022 and the effect of potential new projects on spot prices and benchmark contracts are the key risks in the medium term.

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ICL Group Ltd.

Several factors have led to stronger year-over-year fertilizer pricing, and we anticipate prices will remain high over second-half 2021. ICL benefited from higher potash prices during first-quarter 2021 and supportive fundamentals in fertilizer markets. For example, we note a strong increase in grain prices, especially corn and soybean, as a result of robust global demand. ICL's average potash realized price per ton of $257 was 13% higher during first-quarter 2021 than fourth-quarter 2020 and 3% higher year-over-year. This will contribute to ICL's revenue and EBITDA growth during second-half 2021. We forecast EBITDA of $1.20 billion-$1.24 billion this year, from $964 million in 2020. Conversely, phosphate prices have also strengthened in 2021, from bottom-of-the-cycle levels seen in 2020. ICL observed higher sales in phosphate fertilizers to date due to the significant recovery in prices in all regions. Demand for phosphate is currently supported by stable demand for agriculture products, low inventory levels at producers and importers, normal weather conditions, and the absence of meaningful capacity additions to the market.

Chart 1

Potash Prices--2014 To Date

Source: Bloomberg .
Copyright © 2021 by Standard & Poor's Financial Services LLC. All rights reserved.

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ICL Group Ltd.

Chart 2

Potash Prices--2014 To Date

Source: Bloomberg .
Copyright © 2021 by Standard & Poor's Financial Services LLC. All rights reserved.

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ICL Group Ltd.

Outlook: Stable

The stable outlook reflects our expectation that ICL will maintain S&P Global Ratings-adjusted debt to EBITDA of about 2.9x-3.0x in 2021, factoring in additional volumes in bromine markets, along with tight conditions across fertilizer markets, leading to high prices for potash and phosphate.

We anticipate that ICL will generate adjusted EBITDA of $1.20 billion-$1.24 billion in 2021, supported by its strong position in the fertilizer markets and low production costs in Israel. We consider adjusted debt to EBITDA of 3.0x at the top of the business cycle and 4.0x at the bottom of the cycle to be commensurate with the current rating.

Downside scenario

We would consider a negative rating action if the company's debt to EBITDA is close to 4.0x without near-term prospects of recovery, and its operating performance deteriorates. In the first instance, this could occur due to weaker market conditions, for example, as a result of prolonged low potash or phosphate prices due to sluggish demand or ongoing oversupply in both markets. We could also lower the rating if ICL deviates from its publicly stated dividend policy or embarks on sizable leveraged acquisitions.

Over the medium term, the rating could come under pressure if uncertainty regarding the renewal of the Dead Sea concession continues. In this scenario, we expect the company's business risk to increase, since it currently benefits from inherent advantages of operating in the Dead Sea.

Upside scenario

We would consider a positive rating action if ICL strengthens its financial risk profile such that its adjusted debt to EBITDA remains below 2.5x on a sustainable basis. Rating upside would also depend on our view on the credit quality of Israel Corp., ICL's main shareholder with a 46% stake.

Our Base-Case Scenario

Assumptions

•
Global GDP to rebound to 5.5% growth in 2021 and 4.2% in 2022. We expect the U.S. economy to rebound to 6.5% growth in 2021 and 3.1% in 2022. We expect the eurozone's GDP to recover to 4.2% growth in 2021 and 4.4% in 2022. We see Latin America's GDP reaching 4.9% growth in 2021 and 2.8% in 2022, with Brazil expanding 3.4% in 2021.

•
ICL's revenue at $5.9 billion-$6.0 billion in 2021, increasing to $6.0 billion-$6.2 billion in 2022. The increase in phosphate and potash fertilizer prices over first-quarter 2021 should continue to support ICL's sales during the second half and into 2022. On average, both phosphate and potash fertilizer demand increases 1%-3% annually, partly due to increasing global population, global GDP growth, and changing diets.

•
An improvement in the adjusted EBITDA margin toward 21% by 2021 from 19% in 2020. ICL's reported EBITDA during first-quarter 2021 was $295 million with a 19.5% margin, compared with $250 million with an about 19% margin last year.

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ICL Group Ltd.

•
The acquisition of Compass Minerals America Do Sul S.A. (Compass Minerals) is expected to close during third-quarter 2021. Together with the acquisition of Agro Fertilaqua Participações S.A. (Fertilaqua), which closed in the first quarter, we anticipate an additional full-year EBITDA contribution of $55 million in 2021.

•
Capex of about $560 million-$580 million in 2021, and close to $600 million in 2022, which is lower than in 2020. We note that ICL decides investment levels depending on business confidence and the industry outlook.

•
The $375 million acquisitions of Compass Minerals and Fertilaqua (excluding net debt and earnouts) are anticipated to be partially funded by the disposal of equity in a publicly traded company in China.

•	No other material transactions over the remainder of 2021, but potential for selective complementary bolt-on acquisitions.

•	Annual dividends of up to 50% of adjusted net profit, in accordance with the company's policy. Dividends are paid quarterly, which allows for some flexibility in the level of distributions.

Key metrics

ICL Group Ltd.--Key Metrics*
	--Fiscal year end Dec. 31--
(Mil. $)	2019a	2020a	2021e	2022f
Revenue	5,271	5,043	5,900-6,000	6,000-6,200
EBITDA	1,201	964	1,200-1,240	> 1,300
EBITDA margin (%)	23.0	19.1	20-21	> 21
Capital expenditure	557	602	560-580	580-600
Free operating cash flow (FOCF)	419	185	> 200	> 350
Debt to EBITDA (x)	2.5	3.3	2.9-3.1	2.6-2.8

*All figures adjusted by S&P Global Ratings. a--Actual. e--Estimate. f--Forecast.

Revenue will be supported by higher volumes and the steady demand for bromine applications across ICL's key end markets. Revenue for first-quarter 2021 was up 14% to $1.51 billion, driven by solid performance in all business segments as a result of improved market conditions. The sales increase was mainly due to higher volumes of bromine-based flame retardants after production began at a new plant in Israel, and continued strong demand for electronics and auto. About 25% of bromine sales are exposed to cyclical oil and gas, auto, and construction end markets. We anticipate that profits should be supported by a recovery in these segments, along with resilient demand from pharmaceutical, food, and health care industries, which account for about 8% of sales.

Long-term fertilizer demand trends are strong across all major markets, including potash and phosphate products. World fertilizer demand is forecast to pick up 1.8% in 2021, according to the International Fertilizer Association (IFA). Nitrogen, phosphate, and potassium nutrient demand is expected to register robust growth of 1.7%, 2.1%, and 1.6%, respectively in 2021. However, potash and phosphate markets are cyclical and vulnerable to downturns caused by greater competitive capacity. In addition, fertilizer markets are subject to seasonal fluctuations as well as weather conditions, government policies, foreign-exchange rate movements, and contract negotiations with large buyers.

Higher fertilizers prices, along with higher volumes and specialty products, provide support to ICL's margin improvement. EBITDA is supported by ICL's favorable cost position in the Dead Sea, higher volumes following the completion of a facility upgrade in late 2019, and the resilience of its specialty businesses lines. Our adjusted EBITDA margin expectation of 20%-21% in 2021, and above in 2022, reflects our assumption that profitability will also be supported by ICL's recent acquisition, further expansion into specialty products, and efficiency measures at mines in Spain and England.

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ICL Group Ltd.

Company Description

ICL operates in the manufacturing and marketing of basic and specialty fertilizers based on potash, phosphate, and bromine. The company is organized into four main divisions:

•
Industrial products (24% of 2020 sales and 24% operating profit margin). Through this key division, ICL manufactures elemental bromine for a wide range of applications in flame retardants, magnesia and salt products, and energy storage. ICL's Dead Sea operations offer the world's largest reserves with the highest bromine concentration. Together with its two main competitors, Albemarle and Lanxess, ICL accounted for the majority of global bromine production in 2020. Barriers to entry in this market are high, due to access to economically viable reserves of bromine, and stringent requirements for the logistics system (special containers are required for bromine transportation). ICL uses about 80% of its elemental bromine production internally to produce higher-margin bromine compounds.

•
Potash (25% of sales and 9% operating profit margin). In this segment, ICL produces and markets potash fertilizers and salt extracted from the Dead Sea through a cost-efficient evaporation process, and from a conventional underground mine in Spain. It also transitioned its U.K.-based Boulby mine to the production of advanced polyhalite-based fertilizer (marketed by ICL as polysulphate) from the production of potash. Even though ICL's potash operations are smaller than those of key competitors Nutrien, Uralkali, or Mosaic, the company benefits from low production costs, thanks to the evaporation method at the Dead Sea site and the logistical advantage of being close to customers.

•
Phosphate solutions (37% of sales and 3% operating profit margin). Through this division, ICL operates four open pit mines, three of which are located in the Negev Desert in Israel and one in China. The division uses commodity phosphate as a raw material to develop specialty phosphate products with higher added value, where ICL has 24% market share globally.

•
Innovative agricultural solutions (14% of sales and 5% operating profit margin). Through this division, ICL offers specialty nitrogen-, potash-, and phosphate-based fertilizers, including water soluble, liquid, and controlled-release products. The product offering and geographical diversification of this business will be strengthened by the acquisitions of Compass and Fertilaqua. The division is also ICL's innovative arm responsible for research and development, and digital innovation.

JUNE 23, 2021 7

ICL Group Ltd.

Chart 3

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ICL Group Ltd.

Chart 4

ICL's operations are based primarily on natural resources--potash, bromine, magnesium, and sodium chloride from the Dead Sea; and phosphate rock from the Negev Desert, via concessions and licenses from the Israeli government. Operations are also based on polysulphate and salt mines in Spain and England and on phosphate mines and processing plants in China.

ICL is the seventh-largest global potash producer, and the largest global producer of bromine and purified phosphoric acid, among others. The company is well diversified geographically, with about 36% of its 2020 revenue generated in Europe, 28% in Asia, 17% in North America, 10% in South America, and the remainder in the rest of the world.

JUNE 23, 2021 9

ICL Group Ltd.

Chart 5

Peer Comparison

Table 1
ICL Group Ltd.--Peer Comparison
Industry sector: Chemical companies
ICL Group Ltd. Mosaic Co. (The) PhosAgro PJSC EuroChem Group AG K+S AG
Ratings as of June 23, 2021	BBB-/Stable/--	BBB-/Stable/--	BBB-/Stable/--	BB-/Positive/--	B/Negative/B
	--Fiscal year ended Dec. 31, 2020--
(Mil. $)
Revenue	5,043.0	8,681.7	3,433.2	6,166.0	2,975.1
EBITDA	964.0	1,568.0	1,147.1	1,800.0	311.7
Funds from operations (FFO)	800.0	1,320.2	987.5	1,434.0	128.7
Interest expense	129.0	304.2	82.5	270.0	122.2
Cash interest paid	133.0	241.6	72.2	246.0	159.3
Cash flow from operations	787.0	1,622.2	1,124.7	1,295.0	36.8
Capital expenditure	602.0	1,137.3	536.3	1,154.0	641.5

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ICL Group Ltd.

Table 1
ICL Group Ltd.--Peer Comparison (cont.)
Industry sector: Chemical companies
	ICL Group Ltd.	Mosaic Co. (The)	PhosAgro PJSC	EuroChem Group AG	K+S AG
Free operating cash flow (FOCF)	185.0	484.9	588.4	141.0	(604.7)
Discretionary cash flow (DCF)	67.0	409.1	62.6	140.0	(614.1)
Cash and short-term investments	314.0	574.0	114.4	546.0	182.6
Debt	3,172.8	4,675.1	2,175.9	5,744.4	5,522.1
Equity	4,088.0	9,755.2	1,430.0	4,683.0	2,718.9
Adjusted ratios
EBITDA margin (%)	19.1	18.1	33.4	29.2	10.5
Return on capital (%)	6.6	4.0	22.2	12.8	(1.0)
EBITDA interest coverage (x)	7.5	5.2	13.9	6.7	2.6
FFO cash interest coverage (x)	7.0	6.5	14.7	6.8	1.8
Debt/EBITDA (x)	3.3	3.0	1.9	3.2	17.7
FFO/debt (%)	25.2	28.2	45.4	25.0	2.3
Cash flow from operations/debt (%)	24.8	34.7	51.7	22.5	0.7
FOCF/debt (%)	5.8	10.4	27.0	2.5	(10.9)
DCF/debt (%)	2.1	8.7	2.9	2.4	(11.1)

We compare ICL with business peers operating in the potash and phosphate fertilizer industry, such as Mosaic Co. (The), PhosAgro PJSC, EuroChem Group AG, and K+S AG. We consider the industry to be cyclical with seasonal variations in earnings.

•
ICL's adjusted EBITDA margins have historically lagged those of Eurochem and PhosAgro, which benefit from a first-quartile position in phosphate, thanks to access to lower natural gas prices for Russian producers and a high degree of vertical integration.

•
In comparison with K+S, ICL displays higher margins, reflecting its highly advantageous cost position in potash with access to high-quality raw materials in the Dead Sea, and notwithstanding its high cost position in Spain. By comparison, K+S' profitability has been declining in recent years due to production challenges and the high cost position of its German mines.

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ICL Group Ltd.

Chart 6

Business Risk: Satisfactory

Our assessment of ICL's business risk reflects its position as the seventh-largest global potash producer--a market with continuously increasing demand and few players--and the largest global bromine producer. ICL's business position is underpinned by its inherent advantages. These include:

•	Direct access to a concentrated source of unique high-quality raw materials in the Dead Sea;

•	A good cost position for potash and bromine mining compared with competitors;

•	Low storage costs and easier inventory maintenance, due to the dry weather in the Dead Sea area;

•	Proximity to ports and strategic clients (notably China and India); and

•	Synergies between the manufacturing processes for different specialty chemicals products.

Our view of ICL's business is further supported by its wide geographical sales spread, which we believe reduces its exposure to demand shifts due to regional factors (like extreme weather), and by its diversified portfolio of products used in many industries.

ICL's main business risk relates to its dependence on the extension of its Dead Sea concession by the Israeli government in 2030, and its exposure to political pressures and regulatory changes. This translates into uncertainty as to whether the business will continue in its current form beyond 2030. There are currently no firm developments in this area. We also note that ICL's position in the commodity phosphate market is weaker than that of peers, for example OCP S.A. or Phosagro PJSC, due to the relatively low quality of the phosphate rock mined in Israel's Negev Desert, high production costs, and the lack of an alternative mining site as reserves at the current site are dwindling.

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ICL Group Ltd.

Our view on ICL's business is further constrained by the highly cyclical nature of the fertilizer industry. This cyclicality reflects the industry's changing supply demand balance, which is difficult to predict, since it depends on fertilizer price expectations, harvests, the crop mix, farmers' earnings (which depend on crop prices), the weather, and inventory levels. New supply tends to come on stream and higher-cost capacities are curtailed. Political decisions influence both demand and supply, through export allowances or taxes and subsidies in various core markets, especially in India and China.

ICL's acquisitions of two specialty fertilizer and plant nutrition businesses in 2021 (Compass Minerals and Fertilaqua) strengthen its positioning in Brazil, a key agricultural market globally. In our view, this allows ICL to cover all key crops there, gain exposure to higher market growth prospects, and reduce the effects of seasonal factors in the Northern hemisphere on the business.

ICL's ongoing shift from the production of commodity fertilizers to value-added complementary products is an important strategic step to help it stabilize profits through the cycle. It is also continuing its cost-efficiency programs at phosphate mines in China, and production ramp up at the polysulphate mine in England. In Spain, ICL will focus on the potash Cabanesses mine and adjacent 1 million ton per year processing facility, with the operations at the Sallent site and Suria mine being closed. In addition, the company is committing capex to improve capacity, lower production costs, and meet regulatory requirements.

Financial Risk: Significant

Our assessment of ICL's financial risk reflects the cyclical nature of the fertilizer industry, which historically--and like for peers--has led to significant volatility in ICL's adjusted EBITDA. We also factor ICL's investment needs, which mainly include maintenance capex and obligations to the Israeli government as part of the Dead Sea concession (including the salt harvest project). Moreover, we factor ICL's balanced financial policy, notably regarding dividend distributions to its shareholders.

Over the medium term, ICL's strategy is to enhance its market positions across three core mineral value chains in bromine, potash, and phosphate, as well as expanding its Innovative agricultural solutions business. We understand that the company will continue to execute its growth strategy via bolt-on acquisitions, organic investments, ramp-up of specialty fertilizer products such as polysulphate, innovation through new product development, and new applications for existing products.

At the same time, ICL is committed to the current rating and to maintaining prudent leverage. During the COVID-19 pandemic, this was evident in ICL's proactive measures to bolster cash balances, including drawing $300 million from its $1.1 billion revolving credit facility (RCF), and strict management of capex and working capital. Management also demonstrated this commitment in 2018, when it used net proceeds of about $900 million from the sale of a fire safety unit to repay about $800 million of debt. ICL's board of directors followed the deleveraging with a decision to revise the dividend distribution policy to about 50% of adjusted net income from 70% in 2016.

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ICL Group Ltd.

Based on reported EBITDA of $1.20 billion-$1.24 billion, capex of about $570 million, and modest working capital outflows, we estimate that ICL will generate $200 million of free operating cash flow (FOCF) in 2021. We forecast that FOCF will recover to more than $350 million in 2022, from $185 million in 2020, but remain lower than the over $400 million the company generated in 2019.

Under our base-case scenario, we forecast that adjusted debt to EBITDA will be 2.9x-3.1x in 2021, compared with 3.3x in 2020 and 2.5x in 2019. The fertilizer industry's cyclicality is a structural constraint to ICL's financial risk because it translates into profit volatility outside of the company's control, as well as large seasonal working capital swings. ICL's track record of navigating the business through the cycle and prudent financial policy are important mitigating factors.

Financial summary

Table 2
ICL Group Ltd.--Financial Summary
Industry sector: Chemical companies
	--Fiscal year ended Dec. 31--
	2020	2019	2018	2017	2016
(Mil. $)
Revenue	5,043.0	5,271.0	5,556.0	5,418.0	5,363.0
EBITDA	964.0	1,201.0	1,181.0	1,087.0	1,006.5
Funds from operations (FFO)	800.0	947.0	981.8	810.7	776.0
Interest expense	129.0	140.0	165.2	175.3	187.5
Cash interest paid	133.0	134.0	143.2	149.3	146.5
Cash flow from operations	787.0	976.0	631.8	859.7	987.0
Capital expenditure	602.0	557.0	550.0	434.0	610.0
Free operating cash flow (FOCF)	185.0	419.0	81.8	425.7	377.0
Discretionary cash flow (DCF)	67.0	146.0	(159.2)	188.7	215.0
Cash and short-term investments	314.0	191.0	213.0	173.0	116.0
Gross available cash	284.0	161.0	183.0	146.0	96.0
Debt	3,172.8	3,034.5	3,044.0	3,959.9	4,052.0
Equity	4,088.0	4,061.0	3,915.0	2,930.0	2,659.0
Adjusted ratios
EBITDA margin (%)	19.1	22.8	21.3	20.1	18.8
Return on capital (%)	6.6	10.7	11.0	9.1	8.1
EBITDA interest coverage (x)	7.5	8.6	7.1	6.2	5.4
FFO cash interest coverage (x)	7.0	8.1	7.9	6.4	6.3
Debt/EBITDA (x)	3.3	2.5	2.6	3.6	4.0
FFO/debt (%)	25.2	31.2	32.3	20.5	19.2
Cash flow from operations/debt (%)	24.8	32.2	20.8	21.7	24.4
FOCF/debt (%)	5.8	13.8	2.7	10.8	9.3
DCF/debt (%)	2.1	4.8	(5.2)	4.8	5.3

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ICL Group Ltd.

Reconciliation

Table 3
ICL Group Ltd.--Reconciliation Of Reported Amounts With S&P Global Ratings' Adjusted Amounts (Mil. $)
	--Fiscal year ended Dec. 31, 2020--
ICL Group Ltd. reported amounts
						S&P Global Ratings'	Cash flow
		Shareholders'		Operating	Interest	adjusted	from	Capital
	Debt	equity	EBITDA	income	expense	EBITDA	operations	expenditure
Reported	2,407.0	3,930.0	781.0	202.0	96.0	964.0	804.0	626.0
S&P Global Ratings' adjustments
Cash taxes paid	--	--	--	--	--	(31.0)	--	--
Cash interest paid	--	--	--	--	--	(109.0)	--	--
Reported lease liabilities	325.0	--	--	--	--	--	--	--
Postretirement benefit obligations/deferred compensation	510.0	--	7.0	7.0	9.0	--	--	--
Accessible cash and liquid investments	(284.0)	--	--	--	--	--	--	--
Capitalized interest	--	--	--	--	24.0	(24.0)	(24.0)	(24.0)
Share-based compensation expense	--	--	8.0	--	--	--	--	--
Dividends received from equity investments	--	--	7.0	--	--	--	--	--
Asset-retirement obligations	214.8	--	--	--	--	--	--	--
Nonoperating income (expense)	--	--	--	12.0	--	--	--	--
Reclassification of interest and dividend cash flows	--	--	--	--	--	--	7.0	--
Noncontrolling interest/minority interest	--	158.0	--	--	--	--	--	--
EBITDA: Other	--	--	161.0	161.0	--	--	--	--
Depreciation and amortization: Asset valuation gains/(losses)	--	--	--	90.0	--	--	--	--
Total adjustments	765.8	158.0	183.0	270.0	33.0	(164.0)	(17.0)	(24.0)
S&P Global Ratings' adjusted amounts
					Interest	Funds from	Cash flow from	Capital
	Debt	Equity	EBITDA	EBIT	expense	operations	operations	expenditure
Adjusted	3,172.8	4,088.0	964.0	472.0	129.0	800.0	787.0	602.0

Liquidity: Adequate

ICL's liquidity is adequate. The liquidity assessment reflects our expectation that the ratio of sources and uses will be about 1.4x in the 12 months from March 31, 2021. Our assessment is also underpinned by the company's prudent liquidity management, sufficient unutilized committed credit lines, and good access to the banking system and the Israeli capital markets.

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ICL Group Ltd.

Principal liquidity sources	Principal liquidity uses

•          Available unrestricted cash and cash equivalents of about $256 million on March 31, 2021;
•          Availability of about $895 million under a $1.1 billion long-term RCF maturing beyond one year, along with about $120 million capacity under its $300 million securitization facility maturing in 2025; and
•          Our forecast of reported cash funds from operations of $950 million.

•          Short-term debt maturities of about $548 million;
•          Capex of $580 million-$590 million;
•          Working capital outflows (including intrayear) of about $100 million;
•          Acquisitions of $400 million; and
•          Dividend distributions of about $200 million.

Debt maturities

Debt maturities as of March 31, 2021:

•	2021: $412 million

•	2022: $161 million

•	2023: $200 million

•	2024: $526 million

•	2025-2030: $242 million

•	After 2030: $881 million

Covenant Analysis

We forecast comfortable headroom under the covenants incorporated in ICL's debt agreements. These include:

•	Total shareholders' equity greater than $2 billion;

•	An EBITDA net interest cover ratio equal to, or greater than, 3.5x;

•	Net financial debt to EBITDA less than 3.5x; and

•	A ratio of certain subsidiaries' loans to total consolidated assets of less than 10%.

Environmental, Social, And Governance(ESG)

We see ICL as more exposed to ESG credit factors than industry peers, given that it operates a unique natural resource asset in a region facing water scarcity and significant geopolitical tensions. The company conducts its Dead Sea operations under a concession agreement with the Israeli government.

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ICL Group Ltd.

The minerals from the Dead Sea are produced by means of solar evaporation, in which salt sinks to the bottom of one of the pools. As a result of this process, raising the water above a certain level may cause damage to the foundations and hotel buildings located near the shoreline and to other infrastructure on the beach. ICL also draws water from the northern basin of the Dead Sea and transfers it to pools at the southern part. The water level has decreased in the Dead Sea's northern basin over the years, most recently at an average annual rate of about 110 centimeters.
Furthermore, in recent years sinkholes and underground cavities have been discovered in the area of the Dead Sea, which could cause harm to ICL's operations.

We note that ICL's share of responsibility for the Dead Sea's water depletion is about 23%, with the balance due to evaporation, increased use of upstream water by neighboring countries (including Israel), and less rain in general. Over the longer term, we believe this situation may create pressure on ICL to reduce its use of Dead Sea minerals, which could have an adverse effect on its business.

In addition, ICL is exposed to lawsuits in connection with malfunctions at its plants resulting in an ecological environmental impact. For example, in 2017, a pool in the Negev, used to store water gypsum formed in production processes, collapsed. This event led to severe environmental pollution. Class action suits were filed against ICL and it was required to bear long-term costs relating to rehabilitation programs. Such costs are hard to predict but could influence the financial and credit metrics of the company if incurred.

Group Influence

ICL is 45.9% owned by Israel Corp., whose shares are traded on the Tel Aviv Stock Exchange. The balance of shares are owned by institutional and public investors and traded on the Tel Aviv and the New York Stock Exchanges.

Israel Corp.'s asset portfolio is dominated by its controlling stake in ICL (about 94% of Israel Corp.'s portfolio value as of March 31, 2021). It is also the major shareholder of Oil Refineries Ltd. (ORL), an Israel-based energy company (about 6% of its portfolio value).

Israel Corp.'s main source of cash for its debt service is the dividends from ICL, bearing in mind that ORL's dividends are relatively limited. Notwithstanding this status, we view ICL's credit quality as insulated from the estimated credit quality of Israel Corp. due to relatively strong legislative and regulatory protection frameworks in Israel, where both companies are incorporated. We recognize that six of ICL's 11 board members are independent, and five are nominated by Israel Corp.

Notwithstanding our view of ICL's insulation, we understand that Israel Corp.'s stated strategy is to expand its holding portfolio to new industries, through acquisitions. Although the implementation of this strategy may take time, we understand from management that growth plans will not lead to an increase in net debt over time or to a material deviation in Israel Corp.'s current credit metrics.

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ICL Group Ltd.

Issue Ratings - Subordination Risk Analysis

Capital structure

ICL's capital structure consists primarily of senior unsecured debt issued at the parent or 100%-owned financing entity level. There is no material secured debt.

Analytical conclusions

ICL's debt is rated 'BBB-', the same as the long-term issuer credit rating, because ICL does not have any material secured debt, limiting the risk of subordination for lenders of unsecured debt.

Ratings Score Snapshot

Issuer Credit Rating

Foreign Currency: BBB-/Stable/--

Business risk: Satisfactory

•	Country risk: Intermediate

•	Industry risk: Intermediate

•	Competitive position: Satisfactory

Financial risk: Significant

•	Cash flow/leverage: Significant

Anchor: bbb-

Modifiers

•	Diversification/portfolio effect: Neutral (no impact)

•	Capital structure: Neutral (no impact)

•	Financial policy: Neutral (no impact)

•	Liquidity: Adequate (no impact)

•	Management and governance: Fair (no impact)

•	Comparable rating analysis: Neutral (no impact)

Related Criteria

•	General Criteria: Group Rating Methodology, July 1, 2019

•	Criteria | Corporates | General: Corporate Methodology: Ratios And Adjustments, April 1, 2019

•	General Criteria: Methodology For National And Regional Scale Credit Ratings, June 25, 2018

•	Criteria | Corporates | General: Reflecting Subordination Risk In Corporate Issue Ratings, March 28, 2018

•	Criteria | Corporates | General: Methodology And Assumptions: Liquidity Descriptors For Global Corporate

JUNE 23, 2021 18

ICL Group Ltd.

Issuers, Dec. 16, 2014

•	General Criteria: Methodology: Industry Risk, Nov. 19, 2013

•	Criteria | Corporates | General: Corporate Methodology, Nov. 19, 2013

•	General Criteria: Country Risk Assessment Methodology And Assumptions, Nov. 19, 2013

•	General Criteria: Methodology: Management And Governance Credit Factors For Corporate Entities, Nov. 13, 2012

•	General Criteria: Principles Of Credit Ratings, Feb. 16, 2011

Business And Financial Risk Matrix
Business Risk Profile	Financial Risk Profile
	Minimal	Modest	Intermediate	Significant	Aggressive	Highly leveraged
Excellent	aaa/aa+	aa	a+/a	a-	bbb	bbb-/bb+
Strong	aa/aa-	a+/a	a-/bbb+	bbb	bb+	bb
Satisfactory	a/a-	bbb+	bbb/bbb-	bbb-/bb+	bb	b+
Fair	bbb/bbb-	bbb-	bb+	bb	bb-	b
Weak	bb+	bb+	bb	bb-	b+	b/b-
Vulnerable	bb-	bb-	bb-/b+	b+	b	b-

Ratings Detail (As Of June 23, 2021)*
ICL Group Ltd.
Issuer Credit Rating
Foreign Currency	BBB-/Stable/--
Senior Unsecured	BBB-
Issuer Credit Ratings History
27-Oct-2016 Foreign Currency	BBB-/Stable/--
20-Jun-2016	BBB/Watch Neg/--
29-Oct-2015	BBB/Negative/--

*Unless otherwise noted, all ratings in this report are global scale ratings. S&P Global Ratings’ credit ratings on the global scale are comparable across countries. S&P Global Ratings’ credit ratings on a national scale are relative to obligors or obligations within that specific country. Issue and debt ratings could include debt guaranteed by another entity, and rated debt that an entity guarantees.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: June 23, 2021